Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2006 compared to the year ended December 31, 2005

1.1 Date

This “Management’s Discussion And Analysis” should be read in conjunction with the audited Consolidated Financial Statements and Notes of the Company for the year ended December 31, 2006 and 2005.

The following sets out management’s discussion and analysis of our financial position and results of operations for the years ended December, 2006 and 2005.

All financial information is reported in U.S. dollars unless otherwise noted.

1.2 Overview

Dynamotive Energy Systems Corporation (the “Company” and or “Dynamotive”) is commercializing a biomass-to-liquid fuel conversion using a process known as “Fast Pyrolysis” which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural weather fluctuations.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company’s fast pyrolysis process converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste by-products. The principal by-product, char, has commercial applications.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company’s current name.

As at December 31, 2006, the Company had five wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A in 1990.; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2006 compared to the year ended December 31, 2005

Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996 and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP, formed under the laws of Ontario, Canada in 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.

The Company also holds a 51% interest of Dynamotive Biomass Resource Corporation, incorporated in Canada in 2006, which the Company has determined to be a variable interest entity.

In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

	As at December	As at December	As at December
	31, 2006	31, 2005	31, 2004
(US Dollars)	$	$	$
Results of operations:
Revenue	—	—	—
Loss from operations	(14,319,641)	(11,822,274)	(9,917,889)
Loss from continuing operations	(14,252,382)	(11,997,344)	(9,916,215)
Net loss	(14,252,382)	(11,997,344)	(9,916,215)
Net loss per share	(0.09)	(0.11)	(0.12)
Net loss from continuing operation per share	(0.09)	(0.11)	(0.12)

Financial position at year-end:
Total assets	38,093,699	16,962,573	13,198,698

Total liabilities	6,958,287	8,670,165	8,911,500

Non-controlling interest	1,354,923	—	—

Shareholder’s equity	29,780,489	8,292,408	4,287,198

Deficit	(73,099,779)	(58,847,397)	(46,850,053)

Common shares issued	171,765,776	123,211,875	93,129,798

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2006 compared to the year ended December 31, 2005

1.4 Results of Operations

During the year ended December 31, 2006, the Company recorded a net operating loss of $14,252,382 compared to a net operating loss of $11,997,344 for the year 2005. The increase in operating loss in 2006 as compared to 2005 was primarily attributable to (i) increased activity related to construction of a second, 200 tpd plant, (ii) an increase in marketing and business development expense, (iii) an increase in research and development expenditures and (iv) an increase in general and administrative expense. During the year ended December 31, 2005, the Company recorded a net operating loss of $11,997,344 compared to a net operating loss of $9,916,215 for the year 2004. The increase in operating loss in 2005 as compared to 2004 was primarily attributable to increased activity related to completion of the Company’s 100 tpd plant resulting in (i) an increase in interest expense and (ii) an increase in marketing and business development expense.

The basic and diluted loss per common share was nine cents ($0.09) for the year 2006 compared to eleven cents ($0.11) for the year 2005. The loss per common share for the year 2004 was twelve cents ($0.12) . The decrease in basic and diluted loss per share for 2006 was due to a combination of the increase in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 108,009,185 shares in 2005 to 153,685,553 in 2006.

Overall capital expenditures (including corporate), net of government grants, increased to $12,560,660 in 2006 from $1,915,857 in 2005. Capital expenditures increased to $12,307,762 in 2006 from $1,864,961 in 2005. The increase in the capital expenditures in 2006 was due mainly to the construction costs borne by the Company in connection with the 200 tpd plant in Guelph, Ontario, Canada in 2006. Overall capital expenditures, net of government grants, decreased to $1,915,857 in 2005 from $9,106,450 in 2004 as a consequence of completing expenditures for the West Lorne plant. Capital expenditures decreased to $1,864,961 in 2005 from $8,982,857 in 2004. The decrease in the Fast Pyrolysis capital expenditures in 2005 was due mainly to the completion of constructing the 100 tpd industrial plant in West Lorne, Ontario in early 2005.

The Company's total assets increased to $38,093,699 at the end of 2006 from $16,962,573 at the end of 2005, due mainly to the building of the 200 tpd plant at Guelph. Property, plant and equipment increased to $26,362,390 in 2006 from $14,199,148 in 2005 due to the building of the 200 tpd plant at Guelph. The total liabilities decreased to $6,958,287 at the end of 2006 from $8,670,165 at the end of 2005, due mainly to decrease in accounts payable and accrual liabilities, repayment of convertible debt and long-term debt, partially offset by increase in deferred revenue of $520,000. Current liabilities decreased to $6,438,287 at the end of 2006 from $7,861,317 at the end of 2005 due to a decrease in accounts payable and accrued liabilities and settlement of convertible debentures.

For the years 2006, 2005 and 2004, the Company had expended on an annual basis $4,629,465, $3,586,855 and $3,670,936 respectively, on research and development. Of these amounts, $227,121 $782,423 and $765,106 respectively, were reimbursed by government funding. In 2006, the Company also offset product sales of $154,560 (2005 - $nil; 2004 - $nil) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company’s plant has reached commercial production levels. The level of research and development expenditure has increased in 2006 and 2005 in support of development of the commercial scale plant and other product development activities. Future research and development expenditures are expected to be at a similar level.

The Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada’s Technology Partnerships Canada program both for expenditures made in 2005 and technical and project related expenditures in 2006. The Company’s agreement with Technology

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2006 compared to the year ended December 31, 2005

Partnerships Canada pertains to maximum funding of US$7.1 million (C$8.235 million), of which $6.0 million (C$ 7.0 million) has been received as of year end 2006 and $1.1 million is included in government grants receivable.

Marketing and business development increased to $1,768,063 in 2006 from $1,199,959 in 2005. The increase was due mainly to the increase of business development activities, like public investor relation, commissions paid on the Company’s initial License sales and the corporate brand implementation, and to increased participation in a major environmental conference during the year. Marketing and business development increased to $1,199,959 in 2005 from $466,435 in 2004. The increase was due mainly to the increase of business development activities and participation in environmental conferences during the year.

General and administrative expenses increased to $7,763,275 in 2006 from $6,257,086 in 2005. The increase in 2006 was mainly due to increased activity in the general administrative expenses, an increase in consulting expenses, an increase in non-cash compensation of $244,014 and an increase in the Company’s development activities with its 200 tpd plant. General and administrative expenses were about stable at $6,257,086 in 2005 from $6,316,110 in 2004. The decrease in 2005 was mainly due to a decrease in non-cash compensation of $1,508,040 largely offset by increased payroll and other business activities.

Amortization and depreciation decreased to $124,067 in 2006 from $148,556 in 2005 due to the write-off of the 10 tpd pilot plant at the year end 2005. Amortization and depreciation increased to $148,556 in 2005 from $130,912 in 2004 due to the replacement of certain computer equipment and an increase in computer equipment for a number of new staff.

Interest and other income increased to $493,610 in 2006 from $5,614 in 2005 due mainly to higher cash balances and the resultant interest income from investments in short-term money market deposits. Interest and other income decreased to $5,614 in 2005 from $8,766 in 2004 due mainly to a decrease of miscellaneous income in 2005.

Interest expense decreased in 2006 to $505,340 from $1,445,918 in 2005 due mainly to the decrease in long-term and convertible debenture financing. Also, all of the outstanding convertible debenture and long-term debt financing were paid off during the first six months of 2006. Interest expense increased in 2005 to $1,445,918 from $151,758 in 2004 due mainly to the accretion of the debt discount and expense incurred on the conversion of long-term and short-term convertible loans.

There was no write-down of long-term assets in 2006. Loss on the write-down of long-term assets increased to $200,457 in 2005 from $nil in 2004 as the Company wrote-off its 10 tpd pilot plant as management determined its value was permanently impaired.

Loss on settlement of accounts payable increased to $98,189 in 2006 from $nil in 2005 due to a non-cash compensation payment exceeding the book value of the outstanding payable.

Loss on sale of interest in subsidiary increased to $420,400 in 2006 from $nil in 2005 due mainly to sell-off of a 20% interest of Dynamotive Europe Limited and the loss arises from the issue of common share purchase warrants related to this transaction. See additional information in audited Consolidated Financial Statements of the Company Note 9.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2006 compared to the year ended December 31, 2005

Currency exchange gain in 2006 amounted to $88,888 compared to a gain of $33,677 in 2005 due to the appreciation of the US Dollar. Currency exchange gain in 2005 amounted to $33,677 compared to a gain of $53,156 in 2004 due to the depreciation of the US Dollar.

1.5 Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:

	Three months ended
	Dec 31	Sep 30	Jun 30	Mar 31
	2006	2006	2006	2006
(US Dollars)	$	$	$	$
Revenue	—	—	—	—

Net loss from continuing operations	(4,111,675)	(3,086,964)	(3,755,849)	(3,297,894)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.03)

Net loss	(4,111,675)	(3,086,964)	(3,755,849)	(3,297,894)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.03)

Weighted average common shares
outstanding in the period	168,463,261	162,278,171	151,402,079	131,906,042

	Dec 31	Sep 30	Jun 30	Mar 31
	2005	2005	2005	2005
	$	$	$	$
Revenue	—	—	—	—

Net loss from continuing operations	(5,078,230)	(2,924,073)	(2,221,722)	(1,773,319)
Net loss per share	(0.04)	(0.03)	(0.02)	(0.02)

Net loss	(5,078,230)	(2,924,073)	(2,221,722)	(1,773,319)
Net loss per share	(0.04)	(0.03)	(0.02)	(0.02)

Weighted average common shares
outstanding in the period	118,686,979	109,672,315	104,343,348	98,781,196

1.6 Liquidity

The Principal sources of liquidity during the year ended December 31, 2006 were (i) $27,495,575 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options and warrants for cash, (ii) $18,091 in deposits for Common Shares to be issued in 2007 pursuant to the exercise of warrants; less (iii) $899,184 decrease in long term loan and (iv) $473,451 increase in government grant receivable.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2006 compared to the year ended December 31, 2005

For the previous year ended December 31, 2005 Principal sources of liquidity during the year ended December 31, 2005 were (i) $6,398,254 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company’s Common Shares and the exercise of Common Share options for cash, (ii) $1,957,000 in deposits for Common Shares to be issued in 2006 pursuant to private placement offerings commenced in 2005, (iii) $1,825,000 increase in short-term convertible loan, (iv) $42,331 decrease in repayment of short-term loan and (v) $368,712 increase in government grant receivable.

Overall cash inflows increased during 2006 due to significantly increased financing activities. During the year ended December 31, 2006, the Company used cash in operating activities and in investing activities of $9,402,744 and $10,339,843 respectively, and generated cash from financing activities of $27,641,031.

During the previous year ended December 31, 2005, overall cash inflows increased during 2005 due to significantly increased financing activities and the completion of constructing of the West Lorne Project in 2005. During the year ended December 31, 2005, the Company used cash in operating activities and in investing activities of $6,734,729 and $1,775,189 respectively, and generated cash from financing activities of $9,769,211.

The net amount of cash used in operating activities during 2006 increased by 40% (over cash used in operating activities during 2005) due to the construction of the Company’s 200 tpd plant and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2006 of $14,252,382 less non-cash expenses of (i) amortization of $124,067, (ii) accretion expense in the amount of $208,022, (iii) loss on settlement of accounts payable of $98,189, (iv) loss on sale of interest in subsidiary of $420,400, and (v) equity compensation expenses of $4,337,590.

The net amount of cash used in operating activities during 2005 increased by 134% (over cash used in operating activities during 2004) due to the commissioning of the Company’s 100 tpd plant and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2005 of $11,997,344 less non-cash expenses of (i) amortization of $148,556, (ii) equity compensation expenses, $3,697,057, (iii) loss on write-down of property, plant and equipment of $200,457, and (iv) accretion expense in the amount of $1,068,192.

Financing activities during 2006 generated a net increase in cash of $27,641,031, primarily from the Company’s private placements of Common Shares. Financing activities during 2005 generated a net increase in cash of $9,769,211, primarily from the Company’s private placements of Common Shares and the proceeds from convertible debentures.

Investing activities in 2006 resulted in the use of cash, net of grants, in the amount of $10,339,843 that consisted of $10,496,423 incurred in the acquisition of capital assets (Guelph plant), $21,016 expended on patents, and a $177,596 decrease in restricted cash. Investing activities in 2005 resulted in the use of cash, net of grants and disposal, in the amount of $1,775,189 that consisted of $1,580,195 incurred in the acquisition of capital assets, $22,181 expended on patents and $172,813 increase in restricted cash (funds held in escrow as collateral for short-term convertible debentures).

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2006 compared to the year ended December 31, 2005

The following table provides as of December 31, 2006 the known long term obligations and commitments of the Company:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations – Office equipment	30,000	10,000	17,000	3,000	Nil
Premise lease obligations	471,000	242,000	229,000	Nil	Nil
Business development contract	150,000	140,000	10,000	Nil	Nil
Long-term debt (i)	1,001,000	540,000	120,000	108,000	233,000
Construction commitments	8,191,000	8,191,000	Nil	Nil	Nil
Total	9,843,000	9,123,000	376,000	111,000	233,000

(i)

On April 5, 2007 the Company entered into certain amended agreements with Erie Flooring and Wood Products (“Erie”) regarding the supply by Erie of wood to the West Lorne BioOil plant (“BioOil plant”) over the next 12 years at no charge and the provision of char from the BioOil plant to Erie at no charge. In relation to these agreements, Dynamotive agreed to pay for the purchase and installation of a char based boiler system and related char delivery infrastructure. The terms include an immediate payment of $500,000 to Erie and a further $359,000 to Erie in equal monthly payments plus 8% interest, over the next 10 years for the purchase of the boiler. The commitment includes expected interest charges.

1.7 Capital Resources

As at December 31, 2006, the Company had working capital of $4,938,473 and incurred a net loss of $14,252,382 for the year ended December 31, 2006, and has an accumulated deficit of $73,099,779.

In the year ended December 31, 2006, Dynamotive had no commercial revenue from its core BioOil operations. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada (“TPC”) funding receivable, will be applied to finance the Company’s ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive’s operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

In addition to contemplated equity offerings during 2007, the Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada’s TPC program both for expenditures made in 2005 and technical and project related expenditures in 2006. The Company’s agreement with Technology Partnerships Canada pertains to maximum funding of US$7.1 million (C$8.235 million), of which $6.0 million (C$ 7.0 million) has been received as of year end 2006 and $1.1 million is included in government grants receivable.

During the first quarter of 2004, the Company signed a Contribution Agreement with SDTC whereby SDTC will contribute $4.3 million (C$5 million) to the capital cost of the Company’s West Lorne 100 TPD BioOil co-generation project development. This amount is a government grant and is accounted for as a reduction in the capital cost of the project. In 2004, the Company received the three payments of $3.2 million (C$3.7 million) from SDTC. In November 2005, the Company received a payment of $0.7 million

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2006 compared to the year ended December 31, 2005

(C$0.8 million) from SDTC. In December 2006, the Company received the remaining $0.4 million (C$0.5 million).

During the first quarter of 2006, the Company raised subscription funds of $10.2 million relating to the private placement commenced commencing in the second quarter of 2004 at subscription prices ranging from $0.60 to $1.055 per share. 13 million shares and 2.7 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2006, the Company raised total subscription funds of $9.3 million from private placement commenced during the first quarter of 2004 ($0.2 million at subscription prices ranging from $0.81 to $1.35 per share) and from the private placement commenced during the second quarter of 2006 ($9.1 million at subscription prices ranging from $0.86 to $1.33 per share). 8.0 million Shares and 2.0 million Common Share Purchase Warrants were issued as a result of these subscriptions.

During the second quarter of 2005 the Company issued $1.825 million of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. The debentures were due between June and September 2006, had an interest rate of 10% payable in shares and were convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures were collateralized by certain government receivables and guaranteed by the Company. In September and December 2005, $1.15 million of the debentures were converted into 2.7 million common shares and 0.68 million Series U warrants. In 2006, the remaining $675,000 of the debentures were converted into 1,613,969 common shares and 484,787 Series U warrants. In addition, 109,370 shares and 29,493 Series U warrants were issued in 2006 as interest payments on the debentures. As at December 31, 2006, no debentures were outstanding.

During the third and fourth quarter of 2006, the Company did not raise subscription funds relating to the same private placement of the previous quarter.

In total, the Company raised from private placements during 2006 $19.5 million in cash and settled $0.09 million in consulting fees payable by the Company (these shares were valued based on the quoted market price on the date of the settlement agreement) for a total of 21.2 million Common Shares and 4.7 million Common Share Purchase Warrants.

With the current cash on hand, anticipated cash flow from product sales and the potential to secure equity and debt financing, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company expects to require additional funding for the commercial expansion of its technologies through the year 2007 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company’s future operations are dependent on the market’s acceptance of its products in order to ultimately generate future profitable operations, and the Company’s ability to secure sufficient financing to fund future operations. There can be no assurance that the Company’s products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

Subsequent to the year end, during the period from January 1 to April 17, 2007, the Company issued 2,280,259 common shares for total proceeds of $2,480,900, relating to a private placement commencing

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2006 compared to the year ended December 31, 2005 during the first quarter of 2007. In addition during the period from January 1 to April 17, 2007, the Company received $4.37 million on the exercise of 744,166 options and 6,851,049 warrants.

The Company’s 2007 financing plan is structured to enable completion, commissioning and ramp-up of the Company’s first 200 tonne per day (“tpd”) BioOil manufacturing facility in Guelph. The plant is to be owned 100% by the Company and leased to Evolution Biofuels Inc., a company owned 20% by the Dynamotive. As well the Company expected to spend approximately $5 million on an upgrade and expansion of the plant in West Lorne. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In connection with the Company’s West Lorne project upgrade and construction advances related to the 200 tpd plants, the Company has committed to outstanding construction commitments of approximately $8.2 million at December 31, 2006.

The Company’s funding plan for 2007 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the 200 tpd project(s) which are expected to be developed during 2007. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in note 17, the Company had the following transactions with related parties:

Consulting fees and salaries of $1,763,575 for the year ended December 31, 2006 (2005 - $1,940,421; 2004 - $3,053,332) have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $543,122 (2005 - $974,392; 2004 - $2,288,556) paid by stock based compensation.

Consulting fees and share issue costs of $nil for the year ended December 31, 2006 (2005 - $87,395; 2004 - $574,326) have been paid to a shareholder of the Company. Included in the amount above, is $nil (2005 - $1,113; 2004 - $513,958) paid by stock based compensation.

As at December 31, 2006, $nil (2005 - $82,529; 2004 - $136,370) was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company’s BioOil technology and related products. The joint venture did not proceed and the advance was written-off on December 31, 2005.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2006 compared to the year ended December 31, 2005

As at December 31, 2006, there was $5,925 (2005 - $11,926) due from related parties and $1,218,932 (2005 - $1,005,447) due to related parties, which amounts are non-interest bearing, unsecured and due on demand.

1.10 Fourth Quarter

For the quarter ended December 31, 2006, the Company recorded a net loss of $4,111,675, or $0.02 per share compared to a net loss of $5,078,230, or $0.04 per share for the same period in 2005. The major difference between the quarters ended December 31, 2006 and 2005 is related to a decrease in marketing and business development, a decrease in general and administrative expenses, a decrease in interest expense, an increase in interest and other income, and an increase in loss on sale of interest in subsidiary.

Marketing and business development expenses for the fourth quarter of 2006 decreased to $374,038 from $648,208 for the same period in 2005. The decrease was due mainly to record adjusting entries for consulting expenses in the fourth quarter of 2005. Interest expense decreased in the fourth quarter to $58,463 from $361,566 in the same quarter in 2005 due mainly to the decrease in long-term and short-term debt financing. Interest and other income increased to $127,515 in the fourth quarter of 2006 from $15,096 for the same period in 2005 due to higher cash balances and the resultant interest income from investments in short-term money market deposits. Loss on sale of interest in subsidiary increased to $420,400 in the fourth quarter of 2006 from $nil for the same period in 2005 due mainly to the sale of a 20% interest of Dynamotive Europe Limited and the loss arising from the issue of common share purchase warrants related to this transaction. Loss on settlement of accounts payable increased to $98,189 in the fourth quarter of 2006 from $nil in 2005 due to a non-cash compensation payment exceeding the book value of the outstanding payable.

Significant fourth quarter events or items that affected the Company’s financial condition and cash flows are included in sections 1.5 and 1.6 above.

1.11 Proposed Transaction

Not applicable.

1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.

1.13 Changes in Accounting Policies including Initial Adoption

Not applicable.

1.14 Financial Instruments and Other Instruments

None.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2006 compared to the year ended December 31, 2005

1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Not applicable.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

Not applicable.

(b) expensed research and development costs;

Research and Development Expenses
Breakdown by major category:

	2006	2005
	$	$
Material	1,265,900	2,262,753
Salary and Benefits	139,549	493,117
Consulting	2,783,456	811,082
Miscellaneous Costs	440,560	19,903
	4,629,465	3,586,855
Less: Government assistance programs	(227,121)	(782,423)
Less: Product sales - BioOil	(123,594)	—
Less: Product sales - Electricity	(30,966)	—
	4,247,784	2,804,432

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

Breakdown by major category:

	2006	2005
	$	$
Office supplies, telephone, and insurance	554,209	467,854
Professional fees	1,012,219	461,087
Rent	220,337	175,293
General and admin. salaries and benefits	5,976,510	5,152,852
	7,763,275	6,257,086

The required disclosure is presented in the Statement of Loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

Dynamotive Energy Systems Corp.
MANAGEMENT’S DISCUSSION AND ANALYSIS
Year ended December 31, 2006 compared to the year ended December 31, 2005

1.15.3 Disclosure of Outstanding Share Data

The required disclosure is presented in the Notes to Consolidated Financial Statements.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this report may constitute “forward-looking” statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management’s current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as “may, expects, intends, anticipates, believes, estimates and forecasts” and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are encouraged to review the section in Management’s Discussion and Analysis in the 2005 Annual Report on Form 20-F entitled “Risk Factors” for a more complete discussion of factors that could affect Dynamotive’s future performance.

1.16 Corporate Governance

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and other key management personnel have conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, the CEO and CFO have concluded that the design and operation of the Company’s disclosure controls and procedures were effective as at December 31, 2006, to provide reasonable assurance that all material financial information relating to the Company was made known to the CEO and CFO by others within the Company in order for them to complete their analysis and review of the financial position and results of the Company for the year ended December 31, 2006.

The Company evaluated the design and its internal controls over financial reporting as defined in Multilateral Instrument 52-109 for the period ended December 31, 2006 and based on this evaluation have determined these controls to be effective except as noted in the following paragraph.

This evaluation of the design of internal controls over financial reporting for the Company resulted in the identification of internal control deficiencies which are not atypical for a company of this size including lack of segregation of duties due to a limited number of employees dealing with accounting and financial matters and insufficient in-house expertise to deal with complex accounting, reporting, and taxation issues.

There have been no significant changes to the Company’s internal controls over financial reporting in the year ended December 31, 2006.

The MD&A was reviewed and approved by the Audit Committee and board of Directors and is effective as of April 17, 2007.